Exhibit 99.1

TRX Gold Corporation

Interim Condensed Consolidated

Financial Statements

(Unaudited)

For the three and nine months ended

May 31, 2023 and 2022

TRX Gold Corporation

Interim Condensed Consolidated Statements of Financial Position

(Unaudited)

(Expressed in Thousands of US Dollars)

	Note	May 31, 2023	August 31, 2022 (Note 2)
Assets
Current assets
Cash		$7,206	$8,476
Amounts receivable	5	3,014	2,540
Prepayments and other assets	6	1,330	1,206
Inventories	7	4,479	3,630
Total current assets		16,029	15,852
Other long-term assets	5	4,687	4,359
Mineral property, plant and equipment	8	63,457	51,634
Total assets		$84,173	$71,845
Liabilities
Current liabilities
Amounts payable and accrued liabilities		$11,606	$7,920
Withholding tax payable		-	181
Income tax payable		1,206	436
Current portion of deferred revenue	9	1,379	1,864
Current portion of lease liabilities		66	-
Derivative financial instrument liabilities	10	5,179	6,849
Total current liabilities		19,436	17,250
Lease liabilities		45	-
Deferred revenue	9	-	621
Deferred income tax liability		3,552	-
Provision for reclamation		2,920	2,815
Total liabilities		25,953	20,686
Equity
Share capital		164,650	163,946
Share-based payments reserve	12	8,446	6,825
Warrants reserve	13	1,700	1,700
Accumulated deficit		(122,824)	(123,673)
Equity attributable to shareholders		51,972	48,798
Non-controlling interest	14	6,248	2,361
Total equity		58,220	51,159
Total equity and liabilities		$84,173	$71,845

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

TRX Gold Corporation

Interim Condensed Consolidated Statements of Income and Comprehensive Income

(Unaudited)

(Expressed in Thousands of US Dollars, except per share amounts)

		Three months ended May 31,		Nine months ended May 31,
	Note	2023	2022 (Note 2)	2023	2022 (Note 2)

Revenue	19	$9,317	$5,732	$29,133	$9,066

Cost of sales
Production costs		(4,384)	(1,076)	(12,030)	(2,126)
Royalty		(674)	(419)	(2,128)	(687)
Depreciation		(376)	(47)	(863)	(172)
Total cost of sales		(5,434)	(1,542)	(15,021)	(2,985)
Gross profit		3,883	4,190	14,112	6,081
General and administrative expenses	16	(1,634)	(2,518)	(5,506)	(7,015)
Change in fair value of derivative financial instruments	10	(730)	1,345	1,670	1,408
Foreign exchange gains		153	333	211	247
Interest and other expenses		(327)	(54)	(1,368)	(434)
Income before tax		1,345	3,296	9,119	287
Income tax expense	17	(1,719)	(108)	(4,383)	(259)
Net (loss) income and comprehensive (loss) income		$(374)	$3,188	$4,736	$28

Net (loss) income and comprehensive (loss) income attributable to:
Shareholders		$(1,264)	$1,971	$849	$(2,009)
Non-controlling interest		890	1,217	3,887	2,037
Net (loss) income and comprehensive (loss) income		$(374)	$3,188	$4,736	$28

(Loss) earnings per share attributable to shareholders
Basic and diluted (loss) earnings per share	11	$(0.00)	$0.01	$0.00	$(0.01)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

TRX Gold Corporation

Interim Condensed Consolidated Statements of Changes in Equity

(Unaudited)

(Expressed in Thousands of US Dollars, except share amounts)

	Share Capital		Reserves
	Number of Shares	Amount	Share-based payments	Warrants	Accumulated deficit	Owner's equity	Non-controlling interests	Total equity

Balance at August 31, 2021	254,870,556	$158,129	$5,680	$1,606	$(117,457)	$47,958	$(1,533)	$46,425
Shares issued for settlement of debts	165,889	98	-	-	-	98	-	98
Shares issued for financing	909,901	373	-	-	-	373	-	373
Shares issued for cash, net of share issuance costs	17,948,718	3,867	-	-	-	3,867	-	3,867
Stock options exercised	450,000	258	(111)	-	-	147	-	147
Shares issued for share-based payments	1,723,620	1,196	(1,651)	-	-	(455)	-	(455)
Warrants issued	-	-	-	94	-	94	-	94
Share-based compensation expense (Note 12)	-	-	2,104	-	-	2,104	-	2,104
Net loss for the period	-	-	-	-	(2,009)	(2,009)	2,037	28
Balance at May 31, 2022	276,068,684	$163,921	$6,022	$1,700	$(119,466)	$52,177	$504	52,681
Shares issued for share-based payments	77,500	25	430	-	-	455	-	455
Withholding tax impact on share-based compensation payments	-	-	(636)	-	-	(636)	-	(636)
Share-based compensation expense (Note 12)	-	-	1,009	-	-	1,009	-	1,009
Net loss for the period	-	-	-	-	(4,207)	(4,207)	1,857	(2,350)
Balance at August 31, 2022	276,146,184	$163,946	$6,825	$1,700	$(123,673)	$48,798	$2,361	$51,159
Shares issued for share-based payments	810,469	509	(514)	-	-	(5)	-	(5)
Share-based compensation expense (Note 12)	-	-	2,138	-	-	2,138	-	2,138
Withholding tax impact on restricted share units ("RSUs")	-	-	87	-	-	87	-	87
Shares issued for cash, net of share issuance costs	200,000	105	-	-	-	105	-	105
Shares issued for cashless exercise of options	155,619	90	(90)	-	-	-	-	-
Net income for the period	-	-	-	-	849	849	3,887	4,736
Balance at May 31, 2023	277,312,272	$164,650	$8,446	$1,700	$(122,824)	$51,972	$6,248	$58,220

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

TRX Gold Corporation

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in Thousands of US Dollars)

		Nine months ended May 31,
	Note	2023	2022

Operating
Net income		$4,736	$28
Adjustments for items not involving cash:
Non-cash items	21	4,218	1,245
Changes in non-cash working capital:
Decrease (increase) in amounts receivable		1,628	(821)
Increase in inventories		(544)	(968)
Increase in prepaid and other assets		(1,567)	(392)
Increase in amounts payable and accrued liabilities		5,321	1,249
Increase in income tax payable		788	259
Cash provided by operating activities		$14,580	$600

Investing
Exploration and evaluation assets and expenditures		$-	$(2,192)
Proceeds from gold sales		-	535
Purchase of mineral property, plant and equipment		(14,650)	(8,483)
Increase in other long-term assets		(1,114)	-
Cash used in investing activities		$(15,764)	$(10,140)

Financing
Proceeds from issuance of shares and warrants		$110	$7,147
Issuance costs paid		(5)	(589)
Withholding taxes on settlement of RSUs		(94)	-
Lease payments		(97)	-
Cash (used in) provided by financing activities		$(86)	$6,558

Net decrease in cash		$(1,270)	$(2,982)
Cash at beginning of the period		8,476	13,447
Cash at end of the period		$7,206	$10,465

Taxes paid in cash		$43	$-

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2023 and 2022

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

1.	Nature of operations

TRX Gold Corporation (“TRX Gold” or the “Company”) was incorporated in the Province of Alberta on July 5, 1990 under the Business Corporations Act (Alberta). The Company’s principal business activity is the exploration, development and production of mineral property interests in the United Republic of Tanzania (“Tanzania”). On November 1, 2022, the Company declared commercial production on the 1,000+ tonne per day (“tpd”) process plant at its Buckreef Gold Project (“Buckreef”) in Tanzania.

The Company’s registered office is 400 3rd Avenue SW, Suite 3700, Calgary, Alberta, T2P 4H2, Canada and the Company’s principal place of business is 277 Lakeshore Road E, Suite 403, Oakville, Ontario, L6J 6J3, Canada.

The Company’s common shares are listed on the Toronto Stock Exchange in Canada (TSX: TNX) and NYSE American in the United States of America (NYSE American: TRX).

The Company is primarily focused on development and mining operations, exploring, and evaluating its mineral properties. The business of exploring and mining for minerals involves a high degree of risk. The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral resources and reserves, the ability to raise long-term financing to complete the development of the properties, government policies and regulations, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis; all of which are uncertain.

2.	Basis of preparation

a)	Statement of compliance

The Company’s interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. The interim condensed consolidated financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements and should be read in conjunction with the Company consolidated financial statements for the year ended August 31, 2022.

These interim condensed consolidated financial statements were approved by the Board of Directors of the Company on July 14, 2023.

b)	Comparative figures

Certain comparative amounts have been restated to conform to current period’s presentation.

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2023 and 2022

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

The reclassification in presentation resulted in the following impact on the Consolidated Statements of Income and Comprehensive Income for the three and nine months ended May 31, 2022:

Three months ended May 31, 2022:

	Reported at May 31, 2022	Reclassification	Restated at May 31, 2022
General and administrative expenses	$(2,518)	$-	$(2,518)
Financial instrument related cost and other	1,334	(1,334)	-
Gain on derivative financial instruments	-	1,345	1,345
Accretion of provision for reclamation	(12)	12	-
Loss on disposal of assets	(26)	26	-
Foreign exchange gains	333	-	333
Interest and other expenses	(5)	(49)	(54)
Income tax expense	(108)	-	(108)
Net income and comprehensive income	$3,188	$-	$3,188

Nine months ended May 31, 2022:

	Reported at May 31, 2022	Reclassification	Restated at May 31, 2022
General and administrative expenses	$(7,015)	$-	$(7,015)
Financial instrument related costs and other	1,115	(1,115)	-
Gain on derivative financial instruments	-	1,408	1,408
Accretion of provision for reclamation	(100)	100	-
Loss on disposal of assets	(26)	26	-
Foreign exchange gains	247	-	247
Interest and other expenses	(15)	(419)	(434)
Income tax expense	(259)	-	(259)
Net income and comprehensive income	$28	$-	$28

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2023 and 2022

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

The reclassification in presentation resulted in the following impact on the Consolidated Statements Financial Position as at August 31, 2022:

	Reported at August 31, 2022	Reclassification	Restated at August 31, 2022
Amounts receivable	$40	$2,500	$2,540
Other receivables	2,500	(2,500)	-

c)	Basis of presentation and measurement

These interim condensed consolidated financial statements have been prepared on a going concern basis under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value as disclosed in Note 18. All amounts in these interim condensed consolidated financial statements are presented in U.S. dollars with all amounts rounded to the nearest thousand, except for share and per share data, or as otherwise noted. Reference herein of $ or USD is to US dollars and C$ or CAD is to Canadian dollars.

3.	Significant accounting policies

The accounting policies applied in these interim condensed consolidated financial statements are consistent with those applied in the preparation of the Company’s annual consolidated financial statements for the year ended August 31, 2022.

4.	Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the carrying amount of assets and liabilities and the reported amount of revenues and expenses. The following discusses the most significant accounting policy judgments and accounting estimates that the Company has made in the preparation of these interim condensed consolidated financial statements.

a)	Production Start Date

Management assesses the stage of each mine development project to determine when a mine moves into the production stage. The criteria used to assess the start date of a mine are determined based on the unique nature of each mine development project. The Company considers various relevant criteria to assess when the mine is substantially complete, ready for its intended use and moves into the production phase. Some of the criteria include, but are not limited to, the following:

•	A significant level of capital expenditures compared to construction cost estimates are complete,
•	Ability to produce gold in saleable form within specifications has been achieved,
•	Reasonable period for testing has been completed, and
•	Reasonable level of ongoing production based on mill throughput, recovery rates and mill availability.

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2023 and 2022

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

On November 1, 2022, the Company declared commercial production for the 1,000+ tpd processing plant at Buckreef after successful construction, commissioning and ramp-up of processing to a steady state throughput of 1,000+ tpd. The processing plant was running consistently at or above nameplate capacity since October 2022 with gold recoveries exceeding 90%. All major construction activities were completed and Buckreef demonstrated its ability to sustain ongoing production levels.

b)	Units-of-Production

Management estimates recoverable proven and probable mineral reserves in determining the depreciation and amortization of certain mineral property, plant and equipment that is expected to be used for the duration of the mine life. This results in a depreciation charge proportional to the recovery of the anticipated ounces of gold. The life of the asset is assessed annually and considers its physical life limitations and present assessment of economically recoverable reserves of the mine property at which the asset is located. The calculations require the use of estimates and assumptions, including the amount of recoverable proven and probable mineral reserves. The Company’s units of production calculations are based on recovered ounces of gold poured.

c)	Stripping Costs in the Production Phase of a Surface Mine

Significant judgement is required to distinguish between development stripping and production stripping and to distinguish between the production stripping that relates to the extraction of inventory and that which relates to the creation of a stripping activity asset.

The Company identifies the separate components of the ore bodies for its mining operations. An identifiable component is a specific volume of the ore body that is made more accessible by the stripping activity. Significant judgement is required to identify and define these components, and also to determine the expected volumes of waste to be stripped and ore to be mined in each of these components. The assessment is based on the information available in the mine plan. The mine plans and, therefore, the identification of components, may change for a number of reasons as new information becomes available. These include, but are not limited to, the geographic location and geological characteristics of the ore body, and/or financial considerations.

Judgement is also required to identify a suitable production measure to be used to allocate production stripping costs between inventory and any stripping activity asset. Management estimates the cost of deferred stripping activities as the excess waste material moved above the average strip ratio to provide access to further quantities of ore that is expected to be mined in future periods.

Furthermore, judgements and estimates are also used to apply the units-of-production method in determining the depreciable lives of stripping activity assets.

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2023 and 2022

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

5.	Amounts receivable

	May 31, 2023	August 31, 2022
Receivable from precious metal sales	$808	$-
Sales tax receivable(1)	6,844	4,359
Prepaid gold purchase receivable (Note 9)	-	2,500
Other	49	40
	7,701	6,899
Less: Long-term portion	(4,687)	(4,359)
Total amounts receivable	$3,014	$2,540

(1)	Sales tax receivables consist of harmonized services tax and value added tax (“VAT”) due from Canadian and Tanzanian tax authorities, respectively. Tanzanian tax regulations allow for VAT receivable to be refunded or set-off against other taxes due to the Tanzania Revenue Authority ("TRA"). VAT which the Company does not expect to recover within the next 12 months has been classified as long-term assets.

As at May 31, 2023, $0.2 million (August 31, 2022 - $nil ) of time-barred VAT has been expensed. The Company held no collateral for any receivables. Subsequent to May 31, 2023, the Company received $2.1 million of VAT refunds from the TRA.

6.	Prepayments and other assets

	May 31, 2023	August 31, 2022
Prepaid expenses	$663	$699
Deferred financing costs(1)	667	507
Total prepayments and other assets	$1,330	$1,206

(1)	Consists of $0.5 million in commitment fees paid with respect to a share purchase agreement whereby the Company, at its sole discretion, has the right to sell up to $10 million of its common shares over a 36-month period and $0.2 million in deferred financing costs related to an At-the-Market Offering Agreement entered on May 12, 2023.

7.	Inventories

	May 31, 2023	August 31, 2022
Ore stockpile	$2,353	$2,643
Gold in circuit	528	210
Gold doré	21	253
Total precious metals inventories	2,902	3,106
Supplies	1,577	524
Total inventories	$4,479	$3,630

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2023 and 2022

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

8.	Mineral property, plant and equipment

	Construction in progress	Mineral properties	Processing plant and related infrastructure	Machinery and equipment	Other	Total
Cost
As at August 31, 2022	$45,239	$-	$7,076	$1,396	$143	$53,854
Additions	-	4,132	8,509	115	213	12,969
Transfers(1)	(45,239)	38,485	6,754	5	(5)	-
As at May 31, 2023	$-	$42,617	$22,339	$1,516	$351	$66,823
Accumulated depreciation
As at August 31, 2022	$-	$-	$1,566	$619	$35	$2,220
Depreciation	-	752	156	130	108	1,146
Transfers(1)	-	(362)	362	-	-	-
As at May 31, 2023	$-	$390	$2,084	$749	$143	$3,366
Net book value
As at August 31, 2022	$45,239	$-	$5,510	$777	$108	$51,634
As at May 31, 2023	$-	$42,227	$20,255	$767	$208	$63,457

(1)	On November 1, 2022, Buckreef achieved commercial production at which point development expenditures were subject to depreciation.

9.	Deferred revenue

On August 11, 2022, the Company entered into a $5 million prepaid Gold Doré Purchase Agreement (“Agreement”) with OCIM Metals and Mining S.A. (“OCIM”). The Agreement requires funds to be made available to the Company in two tranches. The Company drew down the first tranche of $2.5 million in exchange for delivering 434 ounces of gold per quarter, commencing February 2023, for a total of 1,735 ounces of gold over four quarters. Subsequent to May 31, 2023, the Company drew $1.0 million from the second tranche of the Agreement.

The Agreement has been accounted for as a contract in accordance with IFRS 15, Revenue from Contracts with Customers. As the total amount paid up-front by OCIM for the future deliveries of gold differs from the stand-alone selling price of the gold, the Company concluded the Agreement contains a significant financing component (“SFC”). Gold deliveries due in connection with the up-front payment are recorded in revenue based on the gold spot price originally established at the time of each advance, being the estimated stand-alone selling price of gold deliveries as determined at inception (after separating the SFC). The outstanding deferred revenue liability will accrue interest reflecting the cost of financing.

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2023 and 2022

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

Amount
As at August 31, 2022	$2,485
Accretion of deferred revenue	364
Transaction costs expensed	15
Revenue recognized	(1,485)
As at May 31, 2023	$1,379

10.	Derivative financial instrument liabilities

	May 31, 2023	August 31, 2022
Derivative warrant liabilities	$5,127	$6,849
Gold zero-cost collars	52	-
Total derivative financial instrument liabilities	$5,179	$6,849

a)	Derivative warrant liabilities

Amount
As at August 31, 2022	$6,849
Change in fair value	(1,722)
As at May 31, 2023	$5,127

Derivative warrant liabilities of $5.1 million will only be settled by issuing equity of the Company. For the three and nine months ended May 31, 2023, fair value changes amounted to a loss of $0.7 million and a gain of $1.7 million, respectively (2022 – gains of $1.3 million and $1.4 million, respectively).

Fair values of derivative warrant liabilities were calculated using the Black-Scholes option pricing model with the following assumptions:

	May 31, 2023	August 31, 2022
Share price	$0.46	$0.48
Risk-free interest rate	3.90% - 5.31%	3.32% - 3.44%
Dividend yield	0%	0%
Expected volatility	53% - 58%	55% - 60%
Remaining term (in years)	0.2 – 3.7	0.9 – 4.4

The fair value is classified as level 3 as expected volatilities is determined using adjusted historical volatilities and were therefore not an observable input.

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2023 and 2022

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

Sensitivity analysis

If expected volatility, the significant unobservable input, had been higher or lower by 10% and all other variables were held constant, net income and net assets for the three and nine months ended May 31, 2023 would increase or decrease by:

	May 31, 2023
10% change in expected volatilities	Increase	Decrease
(Loss) income	$(974)	$989

b)	Gold zero-cost collars

Amount
As at August 31, 2022	$-
Change in fair value	52
As at May 31, 2023	$52

In March 2023, the Company entered into a series of gold zero-cost collar contracts for 1,800 gold ounces per month totalling 9,000 gold ounces to be settled from April 2023 to August 2023, at a maximum and minimum gold price of $2,030 and $1,825 per gold ounce, respectively.

During the three and nine months ended May 31, 2023, gold zero-costs collar contracts for a total of 3,600 gold ounces expired unexercised.

As at May 31, 2023, the following gold zero-cost collar contracts were outstanding:

Quantity (ounces)	Floor Price	Ceiling Price	Expiry Date
1,800	$1,825	$2,030	June 28, 2023
1,800	$1,825	$2,030	July 27, 2023
1,800	$1,825	$2,030	August 29, 2023

For the three and nine months ended May 31, 2023, fair value losses amounted to $0.1 million and $0.1 million, respectively (2022 – $nil and $nil, respectively).

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2023 and 2022

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

11.	(Loss) earnings per share

	Three months ended May 31,		Nine months ended May 31,
	2023	2022	2023	2022
Net (loss) income attributable to shareholders	$(1,264)	$1,971	$849	$(2,009)
Weighted average number of common shares for basic EPS(1)	284,205,392	274,363,799	281,536,777	263,927,318
Effect of dilutive stock options, warrants, RSUs and share awards	-	78,701	4,056,778	-
Weighted average number of common shares for diluted EPS(1)	284,205,392	274,442,500	285,593,555	263,927,318
(1)	The weighted average number of common shares for basic and diluted EPS include vested, but unissued, common shares relating to common share awards.

For the nine months ended May 31, 2023, the weighted average number of common shares for diluted EPS excluded 7.4 million stock options and 42.0 million warrants that were anti-dilutive for the period (2022: nil share options and 42.0 million share warrants).

12.	Share-based payments reserve

Share-based compensation expense for the three and nine months ended May 31, 2023 totalled $0.5 million and $2.1 million, respectively (2022: $0.6 million and $2.1 million, respectively).

As at May 31, 2023, the Company had 3,173,284 (August 31, 2022 – 2,106,675) share awards available for issuance under the Omnibus Equity Incentive Plan.

a)	Stock options

Canadian Dollars denominated stock options

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2022	5,336,000	CAD $0.41
Options exercised(1)	(350,000)	CAD $0.42
Balance – May 31, 2023	4,986,000	CAD $0.41

(1)	The weighted average share price at the time of the option exercise was C$0.75.

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2023 and 2022

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

Options to purchase common shares carry exercise prices and terms to maturity as follows:

				Remaining
	Number of options		Expiry	contractual
Exercise price	Outstanding	Exercisable	Date	life (years)
C$0.40	2,354,000	2,354,000	October 11, 2026	3.4
C$0.43	2,532,000	2,532,000	September 29, 2026	3.3
C$0.35	100,000	100,000	January 2, 2027	3.6
C$0.41(1)	4,986,000	4,986,000		3.4(1)

(1)	Total represents weighted average.

US Dollars denominated stock options

	Number of stock options	Weighted average exercise price per share
Balance – May 31, 2023 and August 31, 2022	7,375,000	$0.50

Options to purchase common shares carry exercise prices and terms to maturity as follows:

				Remaining
Exercise price	Number of options		Expiry	contractual
Outstanding $	Outstanding	Exercisable	Date	life (years)
USD $0.50	7,375,000	1,475,000	August 17, 2027	4.2

For the three and nine months ended May 31, 2023, share-based payment expenses related to stock options totalled $0.2 million and $0.4 million, respectively (2022 – $nil and $nil, respectively).

b)	Restricted Share Units:

The following table sets out activity with respect to outstanding RSUs:

Number of RSUs
Balance – August 31, 2022	1,855,276
Granted	160,000
Vested	(600,000)
Forfeited	(160,000)
Balance – May 31, 2023	1,255,276

For the three and nine months ended May 31, 2023, share-based payment expenses related to RSUs totalled $0.1 million and $0.4 million, respectively (2022 - $nil and $nil, respectively).

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2023 and 2022

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

13.	Warrants reserve

	Number of warrants	Weighted average exercise price per share	Weighted average remaining contractual life (years)
Balance – August 31, 2022	41,970,074	$0.72	3.6
Balance – May 31, 2023	41,970,074	$0.72	2.8

As at May 31, 2023, the following warrants were outstanding:

	Number of Warrants	Exercise price	Expiry date
Convertible debenture warrants - July 27, 2020	3,002,037	$1.21	July 27, 2023
Private placement financing warrants - December 23, 2020	2,777,268	$1.50	December 23, 2023
Private placement financing warrants - February 11, 2021	16,461,539	$0.80	February 11, 2026
Private placement financing broker warrants - February 11, 2021	1,152,307	$0.80	February 11, 2026
Private placement financing warrants – January 26, 2022	17,948,718	$0.44	January 26, 2027
Private placement financing placement agent warrants – January 26, 2022	628,205	$0.44	January 26, 2027
Balance – May 31, 2023	41,970,074

14.	Non-controlling interest

Summarized financial information for Buckreef is disclosed below:

	Three months ended May 31,		Nine months ended May 31,
Income Statement	2023	2022	2023	2022
Revenue	$9,317	$5,732	$29,133	$9,066
Comprehensive income for the period	1,979	2,793	8,638	4,528

Statement of Financial Position	May 31, 2023	August 31, 2022
Current assets	$9,945	$7,253
Non-current assets	65,875	53,789
Current liabilities	(11,966)	(8,602)
Non-current liabilities	(6,475)	(2,815)
Advances from parent, net	(36,840)	(37,725)

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2023 and 2022

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

15.	Related party transactions

Related parties include the Board of Directors and officers, extended relatives and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Remuneration of Directors and key management personnel of the Company was as follows:

	Three months ended May 31,		Nine months ended May 31,
Directors and key management personnel	2023	2022	2023	2022
Remuneration (1)	$438	$463	$1,414	$1,291
Share-based compensation expense	410	612	1,682	2,125
Total directors and key management personnel	$848	$1,075	$3,096	$3,416

(1)	Remuneration includes salaries and benefits for certain key management personnel and director fees. Certain members of the board of directors have employment or service contracts with the Company. Directors are entitled to director fees and share based payments for their services and officers are entitled to cash remuneration and share based payments for their employment services.

As at May 31, 2023, included in amounts payable is $0.1 million of board fees (August 31, 2022 - $0.2 million) due to related parties with no specific terms of repayment.

During the three and nine months ended May 31, 2023, $0.2 million and $0.4 million for stock options granted to key management personnel was expensed, respectively (2022 - $nil and $nil, respectively) and $nil and $0.2 million for RSUs granted to directors was expensed, respectively (2022 - $nil and $nil, respectively).

During the year ended August 31, 2021, the Company granted common shares upon hiring key management personnel in the aggregate of:

a)	1.56 million common shares having a fair market value of $1.1 million on the respective start dates of the key management (December 1, 2020 to May 18, 2021).

b)	Common shares on the first, second and third anniversary dates of the greater of up to 2.0 million, 3.6 million and 2.8 million common shares; or common shares having a fair market value of to $1.4 million, $2.5 million and $2.0 million provided that 80% of such issuance shall be guaranteed and 20% shall be subject to certain financial milestones to be determined by the Board of Directors respectively.

The common shares had a value of $7.0 million at grant date that is amortized over the service period.

During the three and nine months ended May 31, 2023, $0.2 million and $1.1 million related to common share awards granted to key management personnel was expensed, respectively (2022 - $0.6 million and $2.1 million, respectively).

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2023 and 2022

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

16.	General and administrative expenses

	Three months ended May 31,		Nine months ended May 31,
	2023	2022	2023	2022
Directors’ fees (Note 15)	$92	$144	$306	$331
Insurance	69	113	268	346
Office and general	47	291	107	562
Shareholder information	61	81	375	378
Professional fees	94	183	331	497
Salaries and benefits(1) (Note 15)	540	690	1,638	1,844
Consulting	115	101	292	268
Severance	-	17	-	259
Share-based compensation expense(1) (Note 15)	541	612	1,939	2,125
Travel and accommodation	47	72	150	176
Depreciation(1)	21	11	79	21
Other	7	203	21	208
Total general and administrative expenses	$1,634	$2,518	$5,506	$7,015
(1)	As a result of adoption to amendments to IAS 16, Property, Plant and Equipment, during the year ended August 31, 2022, certain costs incurred related to Buckreef’s operating costs, post adoption, were recorded in cost of sales.

17.	Income tax

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. The maximum amount of tax losses that a business can utilize in Tanzania is 70% of its taxable profit for the current year. The remaining 30% of taxable profit is subject to a statutory tax rate of 30%. As a result, Buckreef’s current income tax is calculated at an effective tax rate of 9% until Buckreef’s tax loss carryforwards are fully utilized. Tax losses in Tanzania can only be utilized by the entity to which the tax losses relate to.

The carrying value of Buckreef’s Mineral Property, Plant and Equipment is higher than their tax written down values due to historical mining incentives in Tanzania and accelerated depreciation for tax purposes. The taxable temporary difference between the carrying value of Mineral Property, Plant and Equipment and its tax basis in excess of available tax loss carryforwards resulted in a deferred tax liability.

For the three months ended May 31, 2023, the Company recorded income tax expense of $1.7 million, comprised of current income tax expense of $0.3 million and deferred income tax expense of $1.4 million (2022 – $0.1 million income tax expense comprised of current income tax expense of $0.1 million and deferred income tax expense of $nil). For the nine months ended May 31, 2023, the Company recorded income tax expense of $4.4 million, comprised of current income tax expense of $0.8 million and deferred income tax expense of $3.6 million (2022 – $0.3 million income tax expense comprised of current income tax expense of $0.3 million and deferred income tax expense of $nil).

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2023 and 2022

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

18.	Financial instruments

Fair value of financial instruments

Cash, derivative warrant liabilities and gold zero-cost collars are classified as measured at fair value through profit and loss. Amounts receivable and amounts payable are classified as measured at amortized cost. The carrying value of the Company’s cash, amounts receivable, amounts payable approximate their fair value due to the relatively short-term nature of these instruments.

Fair value estimates are made at a specific point in time based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Company classifies its financial instruments carried at fair value according to a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The three levels of fair value hierarchy, giving the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs, are as follows:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly; and

•	Level 3 – Inputs for assets or liabilities that are not based on observable market data.

As at May 31, 2023 and August 31, 2022, cash was classified as Level 1, gold zero-cost collars (Note 10) were classified as Level 2, and derivative financial instruments (Note 10) were classified as Level 3 under the fair value hierarchy.

19.	Segmented information

Operating segments

The Company’s Chief Operating Decision Maker, its Chief Executive Officer, reviews the operating results, assesses the performance and makes capital allocation decisions of the Company viewed as a single operating segment engaged in mineral exploration and development in Tanzania. All amounts disclosed in the interim condensed consolidated financial statements represent this single reporting segment. The Company’s corporate division only earns interest revenue that is considered incidental to the activities of the Company and does not meet the definition of an operating segment as defined in IFRS 8, Operating Segments.

Geographic segments

The Company is in the business of mineral exploration and production in Tanzania. Information regarding the Company’s geographic locations are as follows:

	Three months ended May 31,		Nine months ended May 31,
Revenue	2023	2022	2023	2022
Tanzania	$9,317	$5,732	$29,133	$9,066
Total revenue	$9,317	$5,732	$29,133	$9,066

Non-current assets	May 31, 2023	August 31, 2022
Canada	$61	$-
Tanzania	68,083	55,993
Total non-current assets	$68,144	$55,993

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and nine months ended May 31, 2023 and 2022

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

20.	Commitments and contingencies

Commitments:

In order to maintain its existing mining and exploration licenses, the Company is required to pay annual license fees. As at May 31, 2023 and August 31, 2022, these licenses remained in good standing and the Company is up to date on its license payments.

Contingencies:

The Company is involved in litigation and disputes arising in the normal course of operations. Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company’s financial position or results of operations. Accordingly, no provisions for the settlement of outstanding litigation and potential claims have been accrued as at May 31, 2023 and August 31, 2022.

21.	Non-cash items

	Nine months ended May 31,
	2023	2022
Depreciation	$942	$193
Change in fair value of derivative financial instrument liabilities (Note 10)	(1,670)	(1,408)
Share-based compensation expense (Note 12)	2,113	2,334
Accretion of provision for reclamation	105	100
Deferred income tax expense (Note 17)	3,552	-
Accretion of lease liabilities	8	-
Settlement of deferred revenue (Note 9)	(1,485)	-
Accretion of deferred revenue (Note 9)	364	-
Foreign exchange gains	41	-
VAT written-off (Note 5)	233	-
Loss on assets disposal	-	26
Other expenses	15	-
Total non-cash items	$4,218	$1,245